

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2019

By E-Mail

Kimberly C. Petillo-Décossard, Esq.
Cahill Gordon & Reindell LLP
80 Pine Street
New York, NY 10005

> **Re: Trans World Entertainment Corporation**
> **Definitive Proxy Statement, as revised**
> **Filed May 29, 2019**
> **File No. 000-14818**

Dear Ms. Petillo-Décossard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

1. We note that you received notice of the nomination of a slate of directors by Mark Higgins on April 26, 2019. Please tell us why you did not file your preliminary proxy statement with the Edgar tag PREC14A, which would indicate a proxy contest.

Potential Payments Upon Termination or Change of Control, page 17

2. Please revise this disclosure, and disseminate such updated disclosure, to clarify whether the election of Mr. Higgins's nominees would constitute a change of control under any employment agreement, incentive plan or any other agreement entered into by the company and quantify the potential effect of such provision being triggered.

Supplement to the Proxy Statement

Miscellaneous Information

3.   Please revise the first sentence in this section to clarify that your officers and directors are, rather than "may be deemed to be," participants in the solicitation.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

        Sincerely,

        /s/ Daniel F. Duchovny
        Daniel F. Duchovny
        Special Counsel
        Office of Mergers and Acquisitions